CIBC World Markets	CIBC WORLD MARKETS PLC Cottons Centre Cottons Lane London, England SE1 2QL Tel: 44 (0)20 7234 4127 Fax: 44 (0)20 7407 4127

The Parent, Borrowers, and the Charging and Guaranteeing Companies
FAO: Mike Bissell
Financial Director
Trench Electric B.V.
Southfield (2nd Floor)
York Place
Station Parade
Harrogate HG1 1HL

7 March 2002

Re: Consent letter with respect to (i) Proceeds for Sale of Technology; (ii) Shanghai Capital Expenditures; and (iii) Other Amendments

With reference to the Facilities Agreement in relation to US$25,000,000 Term Facility and a US$35,000,000 Revolving Credit Facility Amended and Restated as at 20th June 2000 and Amended as at 29th November 2000, 12th January 2001 and 12th July 2001 by way of side letters.

With respect to CIBC’s letter to the Banks dated 14th November 2001, outlining certain amendment proposals from the Company with regard to the proceeds from the sale of technology; Shanghai Capital Expenditures; and any other amendments so far as they relate to affecting these consents we are very pleased to announce that Majority Bank consent was achieved, as per the e-mail notice to that effect of 21st November 2001.

Please countersign and fax back a copy of the letter as formal acknowledgement. Additionally, two original copies of the letter will be forwarded to you. I would be grateful if you would execute the letters by signing each letter and return one original to my attention and retaining the other for your records.

Neither this letter nor our entry into discussions with the Company regarding these matters is not and shall not be deemed to be a waiver in any respect of the Bank’s rights and/or remedies.

This letter is governed by and constructed in accordance with English law.

Yours sincerely

Signed: /s/ Richard Vaughan
Richard Vaughan
Director, Leveraged Finance
For and on behalf of CIBC World Markets plc
In its capacity as Agent

We agree to the above:

Signed for itself an on behalf of the Parent, Borrowers, and the Charging and Guaranteeing Companies the Borrowers by:

Signed:	/s/ Michael John Bissell
Name:	Michael John Bissell
Position:	Group Finance Director
Date:	22nd March, 2002